UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
			               ANNUAL FILING


SUPERVALU INC.
(NAME OF ISSUER)
COMMON STOCK
(TITLE CLASS OF SECURITIES)
868536103
(CUSIP NUMBER)
12/31/2009
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



EXPLANATORY NOTE: THE SECURITIES REPORTED IN THIS SCHEDULE 13G WERE FORMERLY REPORTED AS BENEFICIALLY OWNED BY STATE STREET CORPORATION'S WHOLLY OWNED SUBSIDIARY, STATE STREET BANK AND TRUST COMPANY, AND ARE NOW BEING REPORTED AS BENEFICIALLY OWNED BY STATE STREET CORPORATION PURSUANT TO RULE 13D-1(B)(II)(G) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

CUSIP NO. 868536103        13G			PAGE 2 OF 6 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2456637


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __

                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    14,922,789 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    14,922,789 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    14,922,789 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.0%

12. TYPE OF REPORTING PERSON

	HC






CUSIP NO. 868536103          13G		   PAGE 3 OF 6 PAGES

ITEM 1.

	(A)  NAME OF ISSUER

	     SUPERVALU INC.

	(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

		11840 VALLEY VIEW
		EDEN PRAIRIE MN 55344

ITEM 2.

     (A) 	NAME OF PERSON FILING

	    	STATE STREET CORPORATION AND ANY OTHER REPORTING PERSON IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO

     (B) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
		RESIDENCE

         	STATE STREET FINANCIAL CENTER
		ONE LINCOLN STREET
		BOSTON, MA 02111
         (FOR ALL REPORTING PERSONS)

     (C)	CITIZENSHIP: SEE ITEM 4 (CITIZENSSHIP OR PLACE OF
	 	ORGANIZATION) OF COVER PAGES

     	(D) 	TITLE OF CLASS OF SECURITIES

	    	COMMON STOCK, $1.00 PAR VALUE PER SHARE

	(E) 	CUSIP NUMBER:

	     868536103


ITEM 3.  	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

		SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
		FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF THE COVER PAGES.

		SYMBOL	CATEGORY

		  BK		BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT.
		  IC		INSURANCE COMPANY AS DEFINED IN SECTION 3 (A)(19)
				OF THE ACT.


CUSIP NO. 868536103          13G			   PAGE 4 OF 6 PAGES

		  IC		INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
		  		THE INVESTMENT COMPANY ACT OF 1940.
		  IA		AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
 			   	13D-1(B)(1)(II)(E).
		  EP		AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F).
		  HC		A PARENT HOLDING COMPANY OR CONTROL PERSON IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G).
		  SA		A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
				OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C.
				1813).
		  CP		A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION
				OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14)OF THE INVESTMENT COMPANY ACT OF 1940.

ITEM 4.	OWNERSHIP

		THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE. THE PERCENTAGE AMOUNT SET FORTH IN ROW 11 FOR ALL COVER PAGES FILED HEREWITH IS CALCULATED BASED UPON THE 212,005,433 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS REPORTED BY SUPERVALU INC. IN ITS FORM 10-Q
		FOR THE QUARTERLY PERIOD ENDED	DECEMBER 5, 2009.

		THIS REPORT IS NOT AN ADMISSION THAT STATES THAT ANY OF THE REPORTING PERSONS IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS REPORT, AND THE REPORTING PERSONS EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES REPORTED HEREIN PURSUANT TO RULE 13D-4.

ITEM 5. 	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6. 	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
		PERSON.

         	NOT APPLICABLE












CUSIP NO. 868536103          13G			   PAGE 5 OF 6 PAGES

ITEM 7. 	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        	SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8. 	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9. 	NOTICE OF DISSOLUTION OF GROUP

         	NOT APPLICABLE

ITEM 10. 	CERTIFICATION

         	BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE
ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF
CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A
PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                         SIGNATURES


     AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         12 FEBRUARY 2010
                         STATE STREET CORPORATION



					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER














CUSIP NO. 868536103           13G      		PAGE 6 OF 6 PAGES




						EXHIBIT 1


	THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER'S COMMON STOCK. PLEASE REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY								    ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY					 	BK
SSGA FUNDS MANAGEMENT, INC						   	IA
STATE STREET GLOBAL ADVISORS LIMITED, LONDON			   	IA
STATE STREET GLOBAL ADVISORS LTD MONTREAL			   	IA
STATE STREET GLOBAL ADVISORS FRANCE S.A.				   	IA
STATE STREET GLOBAL ADVISORS AUSTRALIA, SYDNEY		   	IA
STATE STREET GLOBAL ADVISORS JAPAN CO., LTD., TOKYO	   	IA
STATE STREET GLOBAL ADVISORS ASIA LIMITED, HONG KONG    	IA
STATE STREET GLOBAL ADVISORS GBMH, MUNICH				IA

NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORTION. BENEFICIAL OWNERSHIP FOR STATE STREET BANK AND TRUST COMPANY IS REPORTED ON ITS OWN REPORTING PERSON COVER PAGE BECAUSE IT BENEFICIALLY OWNS MORE THAT FIVE PERCENT OF THE ISSUER'S COMMON STOCK. DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH REPORTING PERSON'S COVER PAGE OF THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS BENEFICAILLY OWNED BY STATE STREET CORPORATION, AS THAT WILL RESULT IN DOUBLE COUNTING OF CERTAIN SHARES.